Exhibit 99.1

SilverCrest Arranges $40 Million Credit Facility with Scotiabank

TSX-V: SVL NYSE MKT: SVLC	For Immediate Release

VANCOUVER, BC - July 12, 2013 – SilverCrest Mines Inc. (the “Company”) announces that it has entered into a three year US$40 million secured corporate credit facility (the “Facility”) with The Bank of Nova Scotia (“Scotiabank”).  The credit limit available under the Facility will reduce by US$10 million on each of July 11, 2014 and July 11, 2015, and will mature on July 11, 2016, subject to a one year extension of these dates by mutual agreement. The Facility is to be used for general corporate purposes and to complete the Santa Elena Mine Expansion (“Expansion”) which will release operational cash flow for other corporate purposes.  The Expansion at Santa Elena includes development of the underground mine and a new 3,000 tonnes per day processing plant.  The Facility is principally secured by a pledge of the Company’s equity interests in its material subsidiaries, including Nusantara de Mexico S.A. de C.V., and SilverCrest de Mexico S.A. de C.V., and their assets.  Depending on the Company’s total indebtedness to EBITDA ratio, the interest rate margin on the Facility will, at the Company’s election, range from either 3.00% to 4.25% over LIBOR, or 2.00% to 3.25% over Scotiabank’s Base Rate in Canada. The availability of the Facility is subject to customary conditions precedent and qualitative and quantitative covenants and the release of existing security held by Macquarie Bank Limited.  Until all security for the Facility has been registered in Mexico, the amount available under the Facility will be limited to US$15 million.

As a result of the increase in metal production afforded by the Expansion, the Santa Elena Mine is expected to generate additional operating cash-flow once the new plant is fully-operational in the first half of 2014. This increase in cash flow should enable the Company to continue funding its capital and exploration projects from operating cash flow.

J. Scott Drever, Chairman and CEO stated: “We are pleased to establish this relationship with an institution of the calibre of Scotiabank.  At current precious metals prices, we are confident that our financial situation will enable us to complete the major capital expenditures associated with the Santa Elena Expansion.  This Facility strengthens our overall financial position and will free up cash flow to enable us to pursue other corporate opportunities for growth.”

SilverCrest Mines Inc. (TSX‐V: SVL; NYSE MKT: SVLC) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest’s flagship property is the 100%‐owned Santa Elena Mine, located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high‐grade, epithermal silver and gold producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent (55:1 Ag: Au). SilverCrest anticipates that the 2,500 tonnes per day open pit heap leach facility at the Santa Elena mine should recover approximately 625,000 ounces of silver and 33,000 ounces of gold in 2013. Major expansion and construction of a 3000 tonnes per day conventional mill facility is underway to significantly increase metals production at the Santa Elena Mine (open pit and underground) by 2014. Exploration programs continue to make new discoveries at Santa Elena and also have rapidly advanced the definition of a large polymetallic deposit at the La Joya property in Durango State with stated resources nearing 200 million ounces of Ag equivalent.

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.  The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

The information provided in this news release is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

“J. Scott Drever”
Contact:           Fred Cooper
Telephone:      (604) 694-1730 ext. 108
Fax:                   (604) 694-1761
Toll Free:          1-866-691-1730
Email:               info@silvercrestmines.com
Website:          www.silvercrestmines.com
Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1

J. Scott Drever, Chairman and CEO SILVERCREST MINES INC.

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange)
accepts responsibility for the adequacy or accuracy of this release.

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